

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Mr. Wayne E. Larsen
Vice President Law/Finance & Secretary
Ladish Co., Inc.
5481 South Packard Avenue
Cudahy, Wisconsin 53110

> **Re:** **Ladish Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 001-34495**

Dear Mr. Larsen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief